China Technology Announces the Prospective Change of Shareholder and Issuance of New Shares and Warrants for the Purchase of New Shares

HONG KONG, April 12, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced that on April 12, 2007, Beijing Holdings Limited (“Beijing Holdings”), the existing second largest shareholder of the Company, has entered into Shares Sale and Purchase Agreements (the “SPAs”) respectively with China Biotech Holdings Limited (“China Biotech”), ChinaDragon Pacific Limited (“ChinaDragon Pacific”) and China Zhongjing Energy Investment Limited (“Zhongjing Energy”) (the “Purchaser” or collectively the “Purchasers”) in relation to the sale and purchase of 2,009,323 common shares of the Company, of par value US$0.01 each, at US$4.00 per share (“SPA Sale Shares”). Subject to the SPAs dated April 12, 2007, China Biotech, ChinaDragon Pacific and Zhongjing Energy will each acquire 709,323 shares, 1,000,000 shares and 300,000 shares respectively. In connection with the sale of the SPA Sale Shares by Beijing Holdings, the Company has entered into Registration Rights Agreements (the “RRAs”) with each of the Purchasers on the same date to govern the rights of the Purchasers to cause the Company to register the registrable securities they hold.

The Company also announced that it has entered into Share Subscription Agreements (“Subscription Agreements”) with Xinhua Gold Net International Co., Ltd. (“Xinhua”), Smartweed Investments Limited (“Smartweed”) and Max Winner Investments Limited (“Max Winner”) (individually, the “Subscriber” and collectively, the “Subscribers”) in relation to the issuance and purchase of 1,500,000 new common Shares (“Subscription Shares”), of par value US$0.01 each, for cash consideration of US$4.00 per Share. Subject to the terms and conditions of the Subscription Agreements, Xinhua, Smartweed and Max Winner will subscribe and purchase 1,250,000, 150,000 and 100,000 Subscription Shares from the Company respectively. In addition, Max Winner will also subscribe for warrants (“Warrants”) to purchase Shares (“Warrant Shares”) in an amount of 1,500,000 Warrant Shares, issuable upon the exercise of the Warrants at an exercise price of US$8.00 per Share from the Company. The subscription premium for the Warrants is US$0.01 per warrant. Upon completion of the transaction, the Company will receive a total cash consideration of US$6,015,000. The Company has also entered into RRAs with each of the Subscribers on the same date to govern the rights of the Subscribers to cause the Company to register the registrable securities they hold.

Current Shareholdings (As of March 27, 2007):

SHAREHOLDERS	SHARES	PERCENTAGE
China Biotech	3,500,000	24.74%
Beijing Holdings	2,009,323	14.20%
Harvest Smart	1,000,000	7.07%
Eastern Ceremony	800,000	5.66%
CAS(Great Legend)	508,474	3.59%
Public	6,328,700	44.74%
TOTAL	14,146,497	100.00%

Shareholdings Upon the Completion of transactions in April, 2007 (Without Exercise of Warrants):

SHAREHOLDERS	SHARES	PERCENTAGE
China Biotech	4,209,323	26.90%
Xinhua	1,250,000	7.99%
ChinaDragon Pacific	1,000,000	6.39%
Harvest Smart	1,000,000	6.39%
Eastern Ceremony	800,000	5.11%
CAS (Great Legend)	508,474	3.25%
Zhongjing Energy	300,000	1.92%
Smartweed	150,000	0.96%
Max Winner	100,000	0.64%
Public	6,328,700	40.45%
TOTAL	15,646,497	100.00%

The SPAs, RRAs, Subscription Agreements and related documents in connection with the proposed transactions are annexed as Exhibits 99.2 to 99.94 to this Form.

ChinaDragon Pacific, a limited liability company established and existing under the laws of the British Virgin Islands, is a wholly owned subsidiary of Guo Kang Pharmaceutical & Medical Supplies Ltd (“Guo Kang”). The sole shareholder of Guo Kang is the Ministry of Health of P. R. China (the “MOH”). Guo Kang holds a unique position as the only representative entity in Hong Kong established by MOH (Ministry of Health of P. R. China), which is one of the administrative departments directly under Chinese State Council and assumes one major responsibility to monitor and safeguard food health in China.

Mr. Alan Li, Chief Executive Officer of the Company, commented, “We are so pleased to welcome Guo Kang to be our new shareholder. Guo Kang is absolutely a valuable resource to the Company. Its unique political and strategic influences over the healthy food market in China, combining the leading player’s role of China Merchants Group, the ultimate principal shareholder of the Company, over the Chinese market, will definitely accelerate the Company’s significant growth and development in the future.

Mr. Wenhan Bi, Managing Director of Guo Kang, expressed his excitement at the SPA and RRA signing. “With the strong and rapid growth of China’s GDP, the living standard of people both in urban and rural areas has been greatly improved. As a result, the consumption structure has changed remarkably with a smaller percentage spending on basic daily necessities and increasing portion on health care, housing, communication, education and entertainment. As a wholly-owned overseas subsidiary of MOH (Ministry of Health of P. R. China), Guo Kang is committed to sharing its experiences and resources in food health industry with the Company not only to strengthen its penetration into food health industry, and going forward, but also to extend its business to green industry, which includes green food and green energy, etc. We are keen to leverage our national network to help enable the Company to provide environmental friendly products to avoid adverse impacts resulting from unsecured food products or environmental pollutions. We have a large but under developed market. It’s a great opportunity for all of us.”

About CTDC:

CTDC is engaged in information network security and nutraceutical business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the leading Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:

This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.